Exhibit 99.75

AURINIA PHARMACEUTICALS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting (the “Meeting”) of Shareholders of Aurinia Pharmaceuticals Inc. (the “Company”) will be held at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia on May 7, 2014, at 2:00 PM, Pacific Time, for the following purposes:

1.	To fix the number of directors at seven (7);

2.	To elect the directors for the ensuing year;

3.	To receive the financial statements of the Company for the financial year ended December 31, 2013, and the report of the auditors thereon;

4.	To re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and to authorize the Audit Committee to fix the auditors’ remuneration;

5.	To consider and, if deemed appropriate, approve, with or without amendment, by ordinary resolution, the unallocated entitlements under the Company’s stock option plan; and

6.	To transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Management of the Company is soliciting proxies on the accompanying form of proxy. Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation of shareholders as possible may be had at the Meeting. Specific details of the matters being put before the Meeting, in particular with respect to the election of the directors, are set forth in more detail in the accompanying Management Information Circular.

A copy of the Management Information Circular, a Supplemental Mailing List Reply Form, a form of proxy and a return envelope accompany this Notice of Meeting.

The board of directors (the “Board”) has determined that only holders of record of the common shares at the close of business on April 2, 2014 will be entitled to vote in respect of the items set out in this Notice of Meeting at the Meeting. The Board has also determined that 2:00 PM, Pacific Time, on May 5, 2014 as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent. Failure to properly complete or deposit a proxy may result in its invalidation.

DATED at Victoria, British Columbia, Canada, April 2, 2014.

BY ORDER OF THE BOARD

(signed) “Stephen W. Zaruby”
Stephen W. Zaruby
President and Chief Executive Officer